Organization Indirect Owners

Organization CRD Number: 15794

Organization SEC Number: 8-32682

No IA Record

Organization Name: BNP PARIBAS SECURITIES CORP.

Applicant Name: BNP PARIBAS SECURITIES CORP.

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BNP PARIBAS	Foreign Entity	BNP PARIBAS USA, INC.	SHAREHOLDER	05/2000	75% or more	Y	N	FOREIGN
BNP PARIBAS USA, INC.	Domestic Entity	BNP PARIBAS US WHOLESALE HOLDINGS, CORP	SHAREHOLDER	12/1984	75% or more	Y	N	13-1929559

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